Paul Hastings

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toshiyukiarai@paulhastings.com

January 5, 2004

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, with exhibits hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign public issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the period of December, 2003, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(iii) under the Exchange Act, we are enclosing one copy of each of the documents (together with English translations thereof) listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph (b)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

LA/967770.1

dlw 1/13

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Toshiyuki Arai
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Fumio Umeda,
Yamaha Corporation

Schedule 1

04 JAN 12 AM 7:21

JAPANESE LANGUAGE DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED IN DECEMBER, 2003

1.Notice of Decision to Close Overseas Subsidiary(Yamaha Music Argentina) (Exhibit 1) (English translation attached)

Exhibit 1

２００３年１２月１７日

各 位

会 社 名　ヤ マ ハ 株式会社
代表者名　代表取締役社長 伊藤修二
(コード番号 7951 東証第1部)

楽器販売海外現地法人の解散のお知らせ

当社は、本日開催の取締役会において、アルゼンチンの現地法人であるヤマハ・ミュージック・アルゼンチン(略称 YMAr　ブエノスアイレス市)を、2004年3月末を目途に解散することを決議致しました。

YMAr は、当社100%出資の楽器販売現地法人として1996年に設立しました。その後、アルゼンチン経済の深刻な危機及び対外債務の一時支払い停止(モラトリアム宣言)等により、2001年 10月に休眠化致しました。今回、当面アルゼンチン経済の大幅な回復は見込めないと判断し、資産の目減り、存続費用の発生をなくすため、YMArの解散を決議したものです。

現地における営業活動については、YMArの休眠化と同時期にヤマハ・ミュージック・ラテンアメリカ(略称YMLA パナマ)の支店を設立し、営業を継続しています。

尚、この決定に伴う連結業績への影響は僅少です。

◇

１．解散会社

社　名　：ヤマハ・ミュージック・アルゼンチン（略称YMAr　１９９６年設立）
所在地　：アルゼンチン　ブエノスアイレス市
代表者　：取締役社長　山下　敏明
資本金　：３００万ペソ（ヤマハ株式会社１００％出資）
事業内容：楽器販売
従業員数：現在事業活動しておらず、在籍従業員はおりません。
清算結了：２００４年３月末予定

２．問合せ先

ヤマハ株式会社　広報部コーポレート・コミュニケーショングループ
TEL 03－5488－6601

以 上

Exhibit 1

December 17, 2003

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951(First Section of Tokyo stock exchange)

Notice of Decision to Close Overseas Subsidiary (Yamaha Music Argentina)

YAMAHA CORPORATION's Board of Directors announced today that it has decided to close Yamaha Music Argentina S.A. (YMAr, Buenos Aires), a local subsidiary in Argentina, at the end of March 2004.

YMAr was founded in 1996 as a wholly owned local affiliate of YAMAHA engaged in the sale of musical instruments. YMAr suspended business operations in October 2001 due to the severe economic crisis in Argentina, the temporary cancellation (by moratorium) of payments on overseas debt, and other adverse factors. Having concluded that the Argentine economy will not rebound significantly, the Board of Directors has decided to close YMAr in order to pare down assets and eliminate running costs for the business.

Local business activities will continue under the administration of Yamaha Music Latin America, S.A. (YMLA, Panama), a regional sales subsidiary established when YMAr suspended operations.

The decision will have only a minimal impact on consolidated results.

1. Company to be closed

Name: Yamaha Music Argentina S.A. (YMAr, established 1996)

Location: Buenos Aires, Argentina

Representative: Toshiaki Yamashita, President

Paid-in-capital: 3 million pesos (YAMAHA CORPORATION has 100% stake)

Business: Sale of musical instruments

Employees: Having suspended business activities, the company no longer has any employees.

Closing date: March 31, 2004 (scheduled)

2. Inquiries

YAMAHA CORPORATION
Corporate Communications Group,
Public Relations Division
Attention: Mike Tanaka,
Takanawa 2-17-11, Minato-ku
Tokyo, 108-8568 Japan
Tel: (03) 5488-6601, Fax: (03) 5488-5060